UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2012

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

    Fisher Hamilton L.L.C. Retirement Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

    Thermo Fisher Scientific Inc.
    81 Wyman Street
    Waltham, Massachusetts 02451

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By: /s/ Peter M. Wilver
      Peter M. Wilver
      Senior Vice President, Chief Financial Officer and
      Member of the Pension Committee

Date: June 21, 2013

Fisher Hamilton L.L.C.
Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of February 28, 2013, December 31, 2012 and 2011 and for the Two
Months Ended February 28, 2013 and the Year Ended December 31, 2012

Fisher Hamilton L.L.C. Retirement Savings Plan
Index

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Fisher Hamilton L.L.C. Retirement Savings Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") at February 28, 2013 and December 31, 2012 and 2011, and the changes in net assets available for benefits for the two months ended February 28, 2013 and the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 21, 2013

Fisher Hamilton L.L.C. Retirement Savings Plan
Statements of Net Assets Available for Benefits
February 28, 2013, December 31, 2012 and 2011

(In thousands)	February 28, 2013	December 31, 2012	December 31, 2011
Assets			
Investments, at fair value	$ —	$ 14,734	$ 22,900
Receivables			
Participant contributions	—	2	13
Employer contributions	—	1	9
Notes receivable from participants	—	44	228
	—	47	250
Net assets reflecting investments at fair value	—	14,781	23,150
Adjustment from fair value to contract value for collective trust investments in fully benefit-responsive investment contracts	—	(81)	(73)
Net assets available for benefits	$ —	$ 14,700	$ 23,077

The accompanying notes are an integral part of these financial statements.

Fisher Hamilton L.L.C. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Two Months Ended February 28, 2013 and Year Ended December 31, 2012

(In thousands)	Two Months Ended February 28, 2013	Year Ended December 31, 2012
Additions		
Investment income		
Dividends and interest income	$ 8	$ 106
Net appreciation in fair value of investments	460	2,575
Total investment gain, net	468	2,681
Interest income on notes receivable from participants	—	3
Contributions		
Employer	6	212
Participants	9	318
Total contributions	15	530
Total additions, net	483	3,214
Deductions		
Benefits paid to participants	1,949	11,591
Administrative expenses	29	—
Merger into Thermo Fisher Scientific 401(k) Retirement Plan	13,205	—
Total deductions	15,183	11,591
Net decrease in net assets available for benefits	(14,700)	(8,377)
Net Assets Available for Benefits		
Beginning of period	14,700	23,077
End of period	$ —	$ 14,700

The accompanying notes are an integral part of these financial statements.

Note 1.   Plan Description

The following description of the Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established effective January 1, 1994, is a defined contribution 401(k) savings plan for the benefit of certain employees of Fisher Hamilton L.L.C. ("Hamilton"). Hamilton was a wholly owned subsidiary of Thermo Fisher Scientific Inc. (the "Company") until the business was sold on October 22, 2012. Following the sale, the Company became the plan sponsor and plan participants were either terminated from employment or became employees of the Company. T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In January 2012, the Plan replaced all of the T. Rowe Price Retirement Funds with T. Rowe Price Retirement Active Trusts. Participant balances in any of the T. Rowe Price Retirement Funds were exchanged for units of a similar Retirement Active Trust. The plan made this change to reduce the cost of investing in the age-based investment options. The active trusts are similar to the retirement funds in many ways but generally have lower fees and are only available to qualified retirement plans.

Plan Merger

In February 2013, the Plan merged into the Thermo Fisher Scientific Inc. 401(k) Retirement Plan. All balances of the Plan were transferred as of February 28, 2013.

Eligibility

Hamilton employees are eligible to participate in the Plan provided that they are a member of the United Brotherhood of Carpenters and Joiners Local No. 1533 or District No. 10 International Association of Machinists and Aerospace Workers Union.

Contributions

Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code and may elect to defer up to 50% of their Company profit-sharing allocation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. The Company's non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan offers investment options in twenty investment funds and the Company's common stock. Contributions are subject to certain limitations. Employee contributions and Company match are recorded weekly.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company matching contributions, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Administrative Expenses

The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan. Administrative fees for loan transactions are paid by the participants, and are included in the Statements of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company contributions plus actual income or losses on those balances.

Notes Receivable from Participants

Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant's account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rate on existing loans was 4.25% at December 31, 2012 and 2011. Principal and interest are repaid through payroll deductions for current employees.

Benefit Payments and Plan Withdrawals

Upon termination of service, a participant (or beneficiary) may elect to receive the participant's account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

Forfeitures that exist in the Plan were created in previous years before vesting in Company contributions was immediate. All active participant accounts in the Plan were 100% vested as of May 1, 2009.

Forfeitures can be used to reduce future employer contributions. In 2012, company matching contributions of $1,000 were paid from forfeited nonvested accounts. Changes in accumulated forfeitures include investment gains and losses. At February 28, 2013 and December 31, 2012 and 2011, there was $0, $0 and $1,000, respectively, in accumulated forfeitures available to reduce future employer contributions.

Administrative Budget Account

T. Rowe Price earns a set fee for recordkeeping services. If the Plan's share of the investment expenses incurred by the mutual funds and other investments held by the Plan exceeds this fee amount, the excess is deposited by T. Rowe Price into a separate Plan account which can be used to pay other Plan expenses, such as audit and investment consultation fees. Deposits in this Plan account are invested in the T. Rowe Price Summit Cash Reserves Fund. No expenses were paid from this account during 2012. For the two months ended February 28, 2013, $29,000 of expenses were paid from this account.

Note 2.   Summary of Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan's interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company's common stock is valued based on quoted market prices. Refer to Note 5 for more information on valuation of the Plan's investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statements of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in certain collective trusts from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events

The Company has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.

Recent Accounting Pronouncements

In May 2011, further guidance was issued amending fair value measurements and disclosures. The new guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance was effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the plan's financial statements.

Note 3.   Tax Status

The Plan uses a prototype plan document, which is designed in accordance with applicable regulations of the Internal Revenue Code. The Plan itself has not received a determination letter. However, the Company, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
February 28, 2013 and December 31, 2012

Note 4. Investments

Investments of the Plan's net assets are as follows:

(In thousands, except shares)	February 28, 2013	December 31, 2012	December 31, 2011
Mutual Funds – Asset Allocation			
T. Rowe Price Retirement 2020 Fund (2)	—	—	5,649
T. Rowe Price Retirement 2015 Fund (2)	—	—	3,934
T. Rowe Price Retirement 2025 Fund (2)	—	—	2,307
T. Rowe Price Retirement 2010 Fund (2)	—	—	1,931
T. Rowe Price Retirement 2030 Fund (2)	—	—	1,742
T. Rowe Price Retirement 2035 Fund	—	—	810
T. Rowe Price Retirement 2040 Fund	—	—	417
T. Rowe Price Retirement Income Fund	—	—	275
T. Rowe Price Retirement 2005 Fund	—	—	120
T. Rowe Price Retirement 2045 Fund	—	—	111
T. Rowe Price Retirement 2050 Fund	—	—	8
Mutual Funds – Equity			
Dodge & Cox Stock Fund (1)(2)	—	751	1,204
Dodge & Cox International Stock Fund	—	386	582
Vanguard Mid Capitalization Index Fund, Instl.	—	310	311
Mutual Funds – Fixed Income			
PIMCO Total Return Fund	—	389	566
T. Rowe Price Summit Cash Reserves Fund	—	29	—
Common Collective Trusts – Asset Allocation			
Retirement 2020 Active Trust B (1)	—	3,818	—
Retirement 2025 Active Trust B (1)	—	1,744	—
Retirement 2010 Active Trust B (1)	—	1,556	—
Retirement 2015 Active Trust B (1)	—	1,264	—
Retirement 2030 Active Trust B (1)	—	1,180	—
Retirement 2035 Active Trust B	—	291	—
Retirement Income Active Trust B	—	275	—
Retirement 2045 Active Trust B	—	91	—
Retirement 2040 Active Trust B	—	70	—
Retirement 2005 Active Trust B	—	51	—
Retirement 2050 Active Trust B	—	9	—

	February 28,	December 31,	
(In thousands, except shares)	2013	2012	2011
Common Collective Trust – Guaranteed Investment Contract			
T. Rowe Price Stable Value Fund (1)(2)	$ —	$ 1,972	$ 2,076
Common Collective Trusts – Equity			
SSGA S&P 500 Index Fund	—	217	301
Jennison Institutional U.S. Small-Cap Equity Fund	—	165	266
T. Rowe Price Growth Stock Trust	—	141	246
Common Stock			
Thermo Fisher Scientific Inc., 0, 390 and 978 shares, respectively	—	25	44
Total Investments, at Fair Value	$ —	$ 14,734	$ 22,900

(1) Investment represents five percent or more of the Plan's net assets at December 31, 2012.
(2) Investment represents five percent or more of the Plan's net assets at December 31, 2011.

For the two months ended February 28, 2013 and during 2012, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $460,000 and $2,575,000, respectively, as follows:

	Two Months Ended February 28,	Year Ended December 31,
(In thousands)	2013	2012
Mutual Funds	$ 84	$ 725
Common Collective Trusts	373	1,833
Common Stock	3	17
Net Increase in Fair Value	$ 460	$ 2,575

For the two months ended February 28, 2013 and the year ended December 31, 2012, dividends and interest income of $8,000 and $106,000, respectively, consisted of the following:

	Two Months Ended February 28,	Year Ended December 31,
(In thousands)	2013	2012
Mutual Funds	$ 1	$ 57
Common Collective Trusts	7	49
Dividends and Interest Income	$ 8	$ 106

Note 5.   Fair Value Measurements

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2012:

(In thousands)	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Asset allocation trust funds	$ 10,349	$ —	$ 10,349	$ —
Equity funds	1,970	1,447	523	—
Guaranteed investment contract funds	1,972	—	1,972	—
Fixed income funds	418	418	—	—
Common stock	25	25	—	—
Total assets at fair value	$ 14,734	$ 1,890	$ 12,844	$ —

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2011:

(In thousands)	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Asset allocation funds	$ 17,304	$ 17,304	$ —	$ —
Equity funds	2,910	2,097	813	—
Guaranteed investment contract funds	2,076	—	2,076	—
Fixed income funds	566	566	—	—
Common stock	44	44	—	—
Total assets at fair value	$ 22,900	$ 20,011	$ 2,889	$ —

The table below presents the fair value measurements of Plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These Plan assets are all classified as Level 2 according to the fair value hierarchy:

(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
Asset allocation funds	$ 10,349	$ —	Daily	Daily for participant withdrawals 0-90 days for Plan withdrawals
Equity funds	523	—	Daily	Daily for participant withdrawals 0-90 days for Plan withdrawals
Guaranteed investment contract funds	1,972	—	Daily	Daily for participant withdrawals 12-30 months for Plan withdrawals
	$ 12,844	$ —		

There were no transfers between Level 1 and Level 2 fair value measurements during 2012 or 2011.

Note 6.   Related-party Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, for the two months ended February 28, 2013 and during 2012, transactions in these investments, including dividends and interest earned of $7,000 and $49,000, respectively, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $3,000 in 2012.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2012 and 2011, the Plan purchased shares of Company common stock on the open market having a value of $3,000 and $13,000, respectively. In 2012 and 2011, the Plan sold shares of Company common stock on the open market having a value of $39,000 and $18,000, respectively. During the two months ended February 28, 2013, the Plan sold shares of Company common stock on the open market having a value of $6,000.

Fisher Hamilton L.L.C. Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012   **Supplemental Schedule**

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value (In thousands)
Mutual Funds			
Dodge & Cox	Dodge & Cox Stock Fund	(2)	$ 751
PIMCO	PIMCO Total Return Fund	(2)	389
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	386
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	310
T. Rowe Price	T. Rowe Price Summit Cash Reserves Fund (1)	$29	29
Total mutual funds			1,865
Common Collective Trusts			
T. Rowe Price	Retirement 2020 Active Trust B (1)	(2)	3,818
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	1,891
T. Rowe Price	Retirement 2025 Active Trust B (1)	(2)	1,744
T. Rowe Price	Retirement 2010 Active Trust B (1)	(2)	1,556
T. Rowe Price	Retirement 2015 Active Trust B (1)	(2)	1,264
T. Rowe Price	Retirement 2030 Active Trust B (1)	(2)	1,180
T. Rowe Price	Retirement 2035 Active Trust B (1)	(2)	291
T. Rowe Price	Retirement Income Active Trust B (1)	(2)	275
State Street Global Advisors	SSGA S&P 500 Index Fund Class C	(2)	217
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	165
T. Rowe Price	T. Rowe Price Growth Stock Trust Class A(1)	(2)	141
T. Rowe Price	Retirement 2045 Active Trust B (1)	(2)	91
T. Rowe Price	Retirement 2040 Active Trust B (1)	(2)	70
T. Rowe Price	Retirement 2005 Active Trust B (1)	(2)	51
T. Rowe Price	Retirement 2050 Active Trust B (1)	(2)	9
T. Rowe Price	Retirement 2055 Active Trust B (1)	(2)	—
Total Common Collective trusts			12,763
Common Stock			
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	25
Participant Loans	Participant Loans (for a term not exceeding 30 years at an interest rate of 4.25%) (1)	(2)	44
Total			$ 14,697

(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Fisher Hamilton L.L.C. Retirement Savings Plan
Exhibit Index
December 31, 2012 and 2011

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP.